UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")
Result of General Meeting on 18 September 2020 - Update Statement

In accordance with the UK Corporate Governance Code, Pearson plc ("Pearson" or the "Company") is providing this update following the outcome of the General Meeting on 18 September 2020, where the Company sought shareholder approval for a resolution to amend its Directors' Remuneration Policy to permit the grant of a co-investment share award to Andy Bird, the new Chief Executive. The Board very much appreciated the support of the majority of shareholders (67.2%), although it noted that a significant minority (32.8%) voted against the proposals.

In advance of the General Meeting, and in developing the remuneration package for Mr Bird, the Remuneration Committee ("the Committee") engaged extensively with shareholders. However, in light of the outcome and given the Committee's commitment to an ongoing and transparent dialogue with shareholders, an engagement exercise was undertaken in early 2021 in order to listen and further understand the views and perspectives of shareholders.

In designing the remuneration package, the Committee sought to maintain the Company's Directors' Remuneration Policy for future years, while finding a means to bridge the considerable gap to compensation practice in the US, Mr Bird's home market, where pay rates are substantially higher than in the UK and the way pay is structured is often very different. The Committee developed this one-off co-investment arrangement to help bridge this gap. This solution was enabled by Mr Bird's decision to invest personally and substantially in the Company's shares. The Committee recognises that such a one-off arrangement is not typical in the UK market, but believes it was the optimal structure to secure Mr Bird's recruitment whilst incentivising the creation of long-term shareholder value.

On further discussion with shareholders, they have expressed strong support of Mr Bird's appointment, recognised the one-off nature of the co-investment award, appreciated our determination to keep our approved Directors' Remuneration Policy otherwise unchanged and noted that there was no additional buy-out of remuneration foregone at a previous employer. The two key areas of concern raised by investors have related to the time horizon over which the co-investment award is held and the performance underpins. Further details on these areas and the co-investment award in general can be found in our 2020 Directors' Remuneration Report.

The conversations that we have had over the past 6 months have been invaluable and the support of our shareholders has enabled the Company to appoint a new Chief Executive who we believe will unlock new growth potential for Pearson and ultimately return value to all our stakeholders. The Committee will continue to engage with investors as appropriate in the future.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 March 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary